As filed with the Securities and Exchange Commission on April 26, 2011

No. 333-170979

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sagent Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	98-0536317
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1901 North Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Logerfo

Chief Legal Officer, Corporate Vice President and Secretary

c/o Sagent Pharmaceuticals, Inc.

1901 North Roselle Road, Suite 700

Schaumburg, Illinois 60195

(847) 908-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☑ 333-170979, 333-173597

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE COMMISSION IN ACCORDANCE WITH RULE 462(d) UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 is being filed pursuant to Rule 462(d) under the Securities Act for the purpose of filing definitive copies of Registrant’s Certificate of Incorporation, Bylaws and Certificate of Conversion from a Non-Delaware Corporation to a Delaware Corporation to replace the forms of such exhibits that were previously filed as part of the Registration Statement, and to file the Stockholders Agreement that became effective as of April 26, 2011, which amended and restated the Fourth Amended and Restated Members Agreement, dated as of September 3, 2010, by and among the Registrant and certain investors named therein, which was previously filed as Exhibit 10.14 to the Registration Statement, to reflect the reincorporation of the Registrant as a Delaware corporation. As such, only the cover page, Item 16(a) of Part II, the signatures and the exhibits are included herein.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Schaumburg, state of Illinois, on April 26, 2011.

Sagent Pharmaceuticals, Inc.

By:	/s/ JEFFREY YORDON
Name:	Jeffrey Yordon
Title:	President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ JEFFREY YORDON Jeffrey Yordon	President, Chief Executive Officer (principal executive officer)	April 26, 2011

/s/ RONALD PAULI Ronald Pauli	Chief Financial Officer (principal financial officer)	April 26, 2011

* Dave Hebeda	Vice President, Finance (principal accounting officer)	April 26, 2011

* Mary Taylor Behrens	Director	April 26, 2011

* Robert Flanagan	Director	April 26, 2011

* Anthony Krizman	Director	April 26, 2011

* Frank Kung, Ph.D	Director	April 26, 2011

* James Sperans	Director	April 26, 2011

* Chen-Ming Yu	Director	April 26, 2011

*	The undersigned, by signing his name hereto, does sign and execute this Post-Effective Amendment No. 1 to this Registration Statement pursuant to the Power of Attorney executed by the above-named persons and previously filed with the Securities and Exchange Commission on behalf of such persons.

/S/ RONALD PAULI
Ronald Pauli, as Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1		Form of Underwriting Agreement.
3.1		Sixth Amended and Restated Memorandum of Association of Sagent Holding Co.
3.2		Sixth Amended and Restated Articles of Association of Sagent Holding Co.
3.3	+	Certificate of Incorporation of Sagent Pharmaceuticals, Inc.
3.4	+	Bylaws of Sagent Pharmaceuticals, Inc.
3.5	+	Certificate of Conversion from a Non-Delaware Corporation to a Delaware Corporation of Sagent Pharmaceuticals, Inc.
4.1		Specimen Common Stock certificate.
5.1		Opinion of Kirkland & Ellis LLP.
10.1		Credit and Security Agreement, dated as of June 16, 2009, by and among Sagent Pharmaceuticals, Inc., certain subsidiaries of the borrower named therein, and Midcap Funding I, LLC.
10.2		Limited Waiver and Amendment No. 1 Regarding Credit Agreement, dated as of December 9, 2009, by and among Sagent Pharmaceuticals, Inc. and Midcap Funding I, LLC.
10.3		Limited Waiver and Amendment No. 2 Regarding Credit Agreement, effective as of March 1, 2010, by and among Sagent Pharmaceuticals, Inc. and Midcap Funding I, LLC.
10.4		Amendment No. 3 Regarding Credit Agreement, effective as of May 31, 2010, by and among Sagent Pharmaceuticals, Inc., Midcap Funding IV, LLC and Silicon Valley Bank.
10.5	†	Amendment No. 4 Regarding Credit Agreement, effective as of December 23, 2010, by and among Sagent Pharmaceuticals, Inc., Midcap Funding IV, LLC and Silicon Valley Bank.
10.6		Amendment No. 5 Regarding Credit Agreement, effective as of March 8, 2011, by and among Sagent Pharmaceuticals, Inc., Midcap Funding IV, LLC and Silicon Valley Bank.
10.7	†	Credit and Security Agreement, dated as of March 8, 2011, by and among Sagent Pharmaceuticals, Inc. and Midcap Funding III, LLC.
10.8		Form of 2011 Incentive Compensation Plan.
10.9		Form of Incentive Stock Option Agreement pursuant to the 2011 Incentive Compensation Plan.
10.10		Form of Restricted Stock Agreement pursuant to the 2011 Incentive Compensation Plan.
10.11		Form of Restricted Stock Unit Agreement pursuant to the 2011 Incentive Compensation Plan.
10.12		Form of Stock Appreciation Rights Agreement pursuant to the 2011 Incentive Compensation Plan.
10.13		Form of Non-Qualified Stock Option Agreement pursuant to the 2011 Incentive Compensation Plan.
10.14		Fourth Amended and Restated Members Agreement, dated as of September 3, 2010, by and among the registrant and certain investors named therein.
10.15		Third Amended and Restated Right of First Refusal and Co-Sale Agreement. dated as of September 3, 2010, by and among the registrant and certain investors and key ordinary shareholders named therein.
10.16		Fourth Amended and Restated Voting Agreement, dated as of September 3, 2010, by and among the registrant and certain investors and key ordinary shareholders named therein.
10.17		Sagent Holding Co. Series A Preference Shares Purchase Agreement, dated as of May 19, 2009, by and between the registrant and certain purchasers named therein.
10.18		Sagent Holding Co. Series B-1 Preference Shares and Warrant Purchase Agreement, dated as of April 6, 2010, by and between the registrant and Key Gate Investments Limited.
10.19		Warrant to Purchase 2,380,952 Preference Shares of Sagent Holding Co. sold pursuant to Sagent Holding Co. Series B-1 Preference Shares and Warrant Purchase Agreement, among the registrant and Key Gate Investments Limited, dated April 6, 2010.

Exhibit Number		Description
10.20		Warrant to Purchase 2,040,816 Preference Shares of Sagent Holding Co. sold pursuant to Sagent Holding Co. Series B-1 Preference Shares and Warrant Purchase Agreement, among the registrant and Key Gate Investments Limited, dated April 6, 2010.
10.21		Sagent Holding Co. Amended and Restated 2007 Global Share Plan.
10.22		Form of Stock Option Agreement under the Sagent Holding Co. Amended and Restated 2007 Global Share Plan.
10.23	†	Manufacture and Supply Agreement, dated as of December 17, 2007, by and among Sagent Pharmaceuticals, Inc., A.C.S. Dobfar S.p.a. and its affiliate, WorldGen LLC.
10.24	†	Development and Supply Agreement, dated as of June 27, 2008, as amended, by and between Sagent Holding Co. and Gland Pharma Limited.
10.25		Employment Agreement, dated as of January 20, 2011, by and between Sagent Pharmaceuticals, Inc. and Jeffrey Yordon.
10.26		Employment Agreement, dated as of January 20, 2011, by and between Sagent Pharmaceuticals, Inc. and Ronald Pauli.
10.27		Employment Agreement, dated as of January 20, 2011, by and between Sagent Pharmaceuticals, Inc. and Michael Logerfo.
10.28		Employment Agreement, dated as of January 20, 2011, by and between Sagent Pharmaceuticals, Inc. and Lorin Drake.
10.29		Employment Agreement, dated as of January 20, 2011, by and between Sagent Pharmaceuticals, Inc. and Albert Patterson.
10.30		Letter Agreement, dated as of April 5, 2011, by and between the registrant and Key Gate Investments Limited.
10.31	+	Sagent Pharmaceuticals, Inc. Stockholders Agreement, dated as of April 26, 2011, by and among Sagent Pharmaceuticals, Inc. and certain investors named therein.
21.1		List of subsidiaries of Sagent Holding Co.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2		Consent of Ernst & Young Hua Ming, independent auditors.
23.3		Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1		Powers of Attorney (included on original signature page).

+	Filed herewith.
†	Certain confidential portions have been omitted pursuant to a request for confidential treatment, which has been separately filed with the Securities and Exchange Commission.